Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS TO MANAGE
LUXURY PRIVATE RESIDENCE CLUB IN SAN FRANCISCO

TORONTO, November 16, 2005 - Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”) (TSX/NYSE: FHR) has reached another milestone in its growth strategy with the introduction of its first urban private residence club. In a new partnership with JMA Ventures, LLC (“JMA”), Fairmont Heritage Place will develop San Francisco’s first private residence club in San Francisco’s historic Ghirardelli Square. Located in the original chocolate factories, this luxury residence club will offer extraordinary views of the San Francisco Bay and Alcatraz Island as well as an intimate European plaza feel. As part of the agreement with JMA, Fairmont will make a minority equity investment in the development and JMA, along with its investment partner Pacific Coast Capital Partners of San Francisco, will hold the balance. Fairmont Heritage Place will begin marketing and sales efforts next summer with the residence club homes scheduled to open in mid-2007.

“This is a unique opportunity for Fairmont to create what we believe will be the preeminent urban private residence club. This is an excellent strategic choice for our company, a strong fit for our brand and an important milestone in the growth of our Fairmont Heritage Place collection,” said William R. Fatt, Fairmont’s Chief Executive Officer. “We are excited about our new relationship with JMA, and hope that this project will be the first of many development opportunities with our new partner.”

“Fairmont Heritage Place’s strategy is to be the definitive location in each of its destinations with a luxury residence club product that is both contemporary and local. Ghirardelli Square, with its historic significance and spectacular location, represents the quintessential Fairmont Heritage Place,” commented Greg Doman, Fairmont’s Vice President, Fairmont Heritage Place. “We believe the high caliber and outstanding location of this development will set new standards for urban private residence clubs.”

“Our goal was to seek a partner that would provide a premium hospitality brand identity and a top-quality product commensurate with our vision for a revitalized Ghirardelli Square,” said Todd Chapman of JMA. “Ghirardelli is a very special place -- a beloved and historic San Francisco icon, a uniquely intimate physical space, and one of the most beautiful locations in the city. Our vision for renewing and reenergizing Ghirardelli Square -- which includes an exciting mix of high-end retail, fine dining, artisanal foods, wines and cheeses, art galleries, spa facilities and much more -- will carefully preserve these wonderful attributes while creating a charming new enclave that will benefit both the immediate neighborhood and the entire city of San Francisco.”

About Ghirardelli Square
Ghirardelli Square is a historic San Francisco destination, offering shopping, art galleries, family events, walking tours and more. Steeped in the history of the Ghirardelli chocolate family dating back to the mid-1800s, Ghirardelli Square was the original site of the family's chocolate, cocoa, mustard and box factories. Today, it is a popular destination for visitors and Bay Area residents who desire a unique shopping and dining experience. As one of the first successful mixed-use redevelopment projects in the United States, Ghirardelli Square has been a San Francisco landmark for more than 100 years and to ensure its preservation for future generations, the Square was granted National Historic Register status in 1982.

About Fairmont Heritage Place
Fairmont Heritage Place is an exclusive private residence club collection offering vacation home ownership in some of the world’s most sought after locations. Fairmont Heritage Place Acapulco, its first residence club, opened in September 2004. Located next to The Fairmont Acapulco Princess resort, this residence project is already in its third phase. Fairmont Heritage Place also manages the Fairmont Heritage Place Franz Klammer Lodge in Telluride, Colorado and planning is underway for Fairmont Heritage Place Barbados. Future development is being planned at select Fairmont resort locations, as well as potential joint ventures with third party developers in other locations. For additional information, please visit our website: www.fairmontheritageplace.com.

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

About JMA Ventures, LLC
JMA is a full service San Francisco based real estate investor with in-house acquisition, development, finance, leasing, and management capabilities. The company has compiled a 20-year track record of successful projects, both residential and commercial, combining investment and development expertise with a commitment to the highest quality of design, luxury, materials and workmanship. JMA currently serves as general partner for in excess of $350 million of real estate investments across the western United States. For more information, please visit www.jmaventuresllc.com.

About Pacific Coast Capital Partners, LLC
Pacific Coast Capital Partners, LLC (“PCCP”) is a provider of opportunistic debt and equity capital for real estate in the western United States. With offices in San Francisco and Los Angeles, PCCP provides capital to the entire spectrum of real estate projects and capital structures. PCCP has invested more than $3 billion in California and other western states’ properties and continues to seek value-added investment opportunities with proven operators seeking creative, fast and reliable capital.

Media	Investors
Lori Holland	Denise Achonu
Director Public Relations	Executive Director Investor Relations
212.715.7098	416.874.2485
lori.holland@fairmont.com	denise.achonu@fairmont.com
www.fairmont.com	www.fairmontinvestor.com